Exhibit 21

REGISTRANT’S SUBSIDIARIES

The following table sets forth, at February 24, 2009, the Registrant’s significant operating subsidiaries and other associated companies and their respective incorporation jurisdictions. The Registrant owns 100% of the voting securities of each of the subsidiaries listed below. There are no subsidiaries not listed in the table, which would, in the aggregate, be considered significant.

Active Subsidiaries	State of Incorporation
ACH Supply LLC	Nevada
ACR Supply, LLC	Texas
Air Systems Distributors LLC	Delaware
Atlantic Service & Supply LLC	Delaware
Baker Distributing Company LLC	Delaware
Comfort Products Distributing, LLC	Delaware
East Coast Metal Distributors LLC	Delaware
Florida Cooling Supply LLC	Nevada
Gemaire Distributors LLC	Delaware
Heating & Cooling Supply LLC	California
Tradewinds Distributing Company LLC	Delaware
Watsco Holdings, Inc.	Delaware